Endava plc - Annual General Meeting 2023 (the "AGM") - Form of Proxy
You may appoint a proxy at www.signalshares.com instead of using this form

Account name:
IVC:

For guidance on how to complete this Form of Proxy please refer to the Notice of AGM on the Company's website.

I/We being (a) member/members hereby appoint the Chairman of the AGM/the following person:

Name of proxy (if not the Chairman of the AGM)

Number of ordinary shares appointed over: (if less than your full voting entitlement)

as my/our proxy, to attend, speak and vote on my/our behalf at the AGM and at any adjournment thereof. Please indicate below how you would like your proxy to vote on your behalf on the resolutions.

Please put an ‘X’ in the box opposite if this proxy appointment is one of multiple appointments being made:

		For	Against	Abstain
1	To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2023 and the associated reports of the Directors and auditors, (the "2023 Annual Report and Accounts") (see notice)

2	To approve the Directors’ Remuneration Report contained in the 2023 Annual Report and Accounts (see notice)

3	To appoint PricewaterhouseCoopers LLP as the Company’s auditor to act as such until the conclusion of the next general meeting of the Company, at which the requirements of section 437 of the Companies Act 2006 are complied with (see notice)

4	To authorise the Board to determine the auditor’s remuneration (see notice)

5	To re-elect Mr. J Cotterell as a Director (see notice)

6	To re-elect Mr. M Thurston as a Director (see notice)

7	To re-elect Mr. P Butcher as a Director (see notice)

8	To re-elect Ms. S Connal as a Director (see notice)

9	To re-elect Mr. B Druskin as a Director (see notice)

10	To re-elect Ms. K Hollister as a Director (see notice)

11	To re-elect Mr. D Pattillo as a Director (see notice)

12	To re-elect Mr. T Smith as a Director (see notice)

If you intend on attending the AGM in person, please place an 'X' in the box opposite

Signature: _____________________________________________    Date: ______________________________

Please send this Form of Proxy in an envelope to FREEPOST PXS 1. Shareholders outside the United Kingdom should send this Form of Proxy to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom.

1	To appoint as a proxy a person other than the Chair of the AGM insert their full name in the space provided. To appoint more than one proxy, proxy form(s) may be obtained by contacting the Registrars or you may photocopy this form. If you appoint more than one proxy, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. Please indicate in the box next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. A proxy need not be a member of the Company.
2	Unless otherwise indicated on the Form of Proxy, CREST, Proxymity or any other electronic voting instruction, the proxy will vote as they think fit or, at their discretion, withhold from voting.
3	This Form of Proxy must arrive with Link Group not later than 48 hours before the time of the AGM during usual business hours accompanied by any power of attorney under which it is executed (if applicable). You may return the Form of Proxy in an envelope addressed to FREEPOST PXS 1. Please note that delivery using this service can take
4	A corporation must execute the Form of Proxy under either its common seal or the hand of a duly appointed officer or attorney.
5	The Form of Proxy is for use in respect of the shareholder account specified overleaf only and should not be amended or submitted in respect of a different account.
6	The ‘Vote Withheld’ option is to enable you to abstain on any particular resolution. Such a vote is not a vote in law and will not be counted in the votes ‘For’ and ‘Against’ a resolution.
7	Ordinary Shares held in uncertificated form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual. Ordinary shareholders wishing to vote online should visit www.signalshares.com and follow the instructions.
8	In the case of joint holders, the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the Register of Members will be accepted to the exclusion of the other joint holders.
9	Entitlement to attend and vote at the AGM and the number of votes which may be cast at the AGM will be determined by reference to the Register of Members of the Company at close of business on the day that is two days before the AGM date. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.